August 2, 2024

Via EDGAR Correspondence

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re: JANUS DETROIT STREET TRUST (the “Registrant”)

Registration Statement on Form N-1A

1933 Act File No. 333-207814 (Post-Effective Amendment No. 56)

1940 Act File No. 811-23112 (Post-Effective Amendment No. 57)

Dear Ms. Brutlag:

This letter responds to the comments to Post-Effective Amendment No. 56 to the Registrant’s registration statement on Form N-1A (“PEA 56”) that were provided by teleconference on July 9, 2024 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Janus Henderson Emerging Markets Debt Hard Currency ETF (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below. Unless otherwise defined herein, capitalized terms have the meaning as prescribed in PEA 56.

1.	Staff Comment: Please provide the Staff the completed fee table and expenses 1 week prior to effectiveness.

Response:

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.52%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.52%
(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur during the current fiscal year.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 53	$ 167

2.	Staff Comment: The Staff notes that under the Principal Investment Strategy section in the Prospectus, the disclosure states “Emerging markets countries include, but are not limited to, countries included in the International Monetary Fund’s (“IMF’s”) list of Emerging and Developing Economies.” Please describe all ways that the Fund or Adviser determines a country is an emerging or frontier market country and also how the Fund or Adviser determines that issuer is tied economically to an emerging or frontier market.

Response: As requested, the Registrant has amended its disclosure to describe all the ways that the Fund or Adviser determines a country is an emerging or frontier market county as follows: “Emerging market countries consist of countries included in the International Monetary Fund ("IMF") list of Emerging and Developing Economies.” In addition, the Registrant has added to its disclosure to describe how the Fund or Adviser determines that an issuer is tied economically to an emerging or frontier market as follows: “Securities and instruments tied economically to an emerging market include: (i) securities of issuers that are organized under the laws of an emerging market country or that maintain their principal place of business in an emerging market country; (ii) securities that are traded principally in an emerging market country; (iii) securities of issuers that, during their most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in an emerging market country or that have at least 50% of their assets in an emerging market country; or (iv) securities or other instruments that expose the Fund to the economic fortunes and risks of one or more emerging market countries.”

3.	Staff Comment: The Staff notes that on page 3 of the Statement of Additional Information (“SAI”), the disclosure states: “Shareholder approval means approval by the lesser of: (i) more than 50% of the outstanding voting securities of the Trust (or the Fund if a matter affects just the Fund) or (ii) 67% or more of the voting securities present at a meeting if the holders of more than 50% of the outstanding voting securities of the Trust (or the Fund) are present or represented by proxy.” Please confirm the registration statement’s intention to delineate the applicability of the voting standards to the Trust and the Fund, both jointly and individually.

Response: The Registrant notes that where a matter submitted for shareholder approval affects a Fund solely (and not the Trust), shareholder approval is determined by the required approval of voting securities of the Fund, not that of the Trust, as provided in existing disclosure: “Shareholder approval means approval by the lesser of: (i) more than 50% of the outstanding voting securities of the Trust (or the Fund if a matter affects just the Fund) or (ii) 67% or more of the voting securities present at a meeting if the holders of more than 50% of the outstanding voting securities of the Trust (or the Fund) are present or represented by proxy.” Additional information regarding this matter is further detailed in the SAI under the disclosure relating to “Shareholder Meetings” and “Voting Rights” beginning on page 66 of the SAI.

4.	Staff Comment: The Staff notes that the first fundamental policy states that the Fund may not invest 25% or more of the value of its total assets in any particular industry or group of industries (other than U.S. Government securities, including those issued or guaranteed by U.S. Government agencies, instrumentalities or authorities, and securities of other investment companies). The Staff notes that a Fund and its Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure to clarify that the Fund will consider investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Registrant acknowledges the comment, but respectfully declines to amend its disclosure at this time. The Registrant is not aware of a requirement to consider the investments of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Registrant determines that the Fund’s investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

5.	Staff Comment: Under the Fund’s concentration policy as disclosed in the SAI, the Fund does not consider asset-backed securities to represent interest in any industry or group of industries. The Staff believes that the Fund’s position as currently worded conflicts with Section 8(b)(1)(E) of the 1940 Act by allowing the Fund to reserve freedom of action to concentrate. The Staff does not believe that it is consistent with Section 13(a) of the 1940 Act to categorically exclude asset-backed securities from counting as investments in any industry or group of industries because concentrated investments in those securities can expose investors to risk common to one industry. Please revise the description in the SAI to conform to this position and make any necessary conforming changes to the Principal Investment Strategy section of the Prospectus.

Response: The Registrant respectfully disagrees with the Staff’s characterization of Section 8(b)(1)(E) and Section 13(a) of the 1940 Act to the extent that its characterization could be understood as either (a) imposing a blanket prohibition on a registered investment company from reserving freedom of action regarding concentration; or (b) prohibiting a registered investment company from implementing characterizations of instruments for purposes of complying with statements related to industry concentration pursuant to Section 8(b)(1)(E). The Registrant believes that the text of the 1940 Act itself, and past public statements by the Staff regarding concentration, support the Registrant’s view that the Registrant may retain a reasonable amount of freedom of action and may appropriately designate asset-backed securities as not being subject to an industry.

As a preliminary matter, and contrary to the gravamen of the Staff’s comment, the text of Section 8(b)(1)(E) expressly permits a registrant to retain freedom of action to concentrate, provided it includes in its registration statement “a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein”. The Staff’s published statements in this area have uniformly rejected any suggestion that Section 8(b)(1)(E) flatly prohibits retaining some freedom of action regarding industry concentration.1 To the contrary, discretion is permitted as long as the circumstances surrounding that discretion are described “to the extent practicable.” “To the extent that specification is practicable,” the Staff has noted, “it is the duty of the [registrant] to furnish statements of policy or intention which are specific, precise and informative.”2 The Staff has also has a long standing public statement that “[i]t is obviously impossible to lay down any general rule for determining whether a particular statement of intention is as specific and definite as it is practicable to make it.”3 Instead, the “definiteness of the statement will necessarily vary with the nature of the registrant’s business, the registrant’s history and experience, and the nature of the activity to which the statement relates.”4

Additionally, it is equally clear that registrants have flexibility in discussing the nature of the industries subject to their industry concentration policy. Importantly, the phrase “industry or group of industries” is not defined in the 1940 Act or the rules thereunder. The Staff has previously taken the position that:

In determining industry classifications…registrants may select their own industry classifications, but such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. Registrants selecting their own industry classifications must be reasonable and should disclose them (a) in the prospectus in the case of policy to concentrate, or (b) in the Statement of Additional Information in the case of a policy not to concentrate.5

The Registrant believes that treating asset-backed securities as not being an “industry” is the most practicable way of specifying a specific and definite limitation on freedom of action under Section 8(b)(1)(E) given the nature of the Registrant’s business and the nature of the activity to which the statement relates.

[1]	See First Australia, SEC No-Action Letter (pub. avail. Jul. 29, 1999) (“Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments.”). Accord Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013); BlackRock Multi-Sector Income Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013).

[2]	See Investment Company Act Rel. No. 167 (July 23, 1941).

[3]	Id.

[4]	Id.

[5]	See Guide 19 to Form N-1A (adopted in SEC Rel. No. IC-13436 (Aug. 12, 1983), and subsequently rescinded for other reasons in SEC Rel. No. IC-23064 (Mar. 13, 1998).

Unlike issuers that are traditionally viewed as being part of an industry, asset-backed issuers have no independent business activities other than holding a diversified pool of financial assets that by their terms convert into cash within a finite time period. It is this lack of any active business activity on the part of issuers of asset-backed securities that supports the Registrant’s reasonable conclusion that they can be treated as not being part of an industry. We note that although the U.S. Government’s North American Industry Classification System contains an industry classification of “Other Investment Pools and Funds” that would include asset-backed securities issuers, the category also includes other issuers whose business is holding investments that are typically not commonly viewed as being an industry for purposes of Section 8(b)(1)(E), such as registered closed-end funds and unit investment trusts, which further supports the Registrant’s view that asset-backed securities issuers are also outside of an industry.

Additionally, the Registrant does not believe it is necessary or practicable to look through asset-backed securities issuers to analyze their underlying holdings. First, when investing in asset-backed securities, the Fund does not take into account the exposure to a particular industry or group of industries such a security may have, and in fact the Fund might not have sufficient information to ascertain an asset-backed security’s exposure to a particular industry or group of industries. As a result, the Registrant believes that any freedom of action to concentrate that might be implicated by its statement of policy is merely an aftereffect of the nature of its investment program as opposed to the result of conscious effort on the part of a Fund or its Adviser to concentrate or not concentrate the portfolio as part of its investment program.6 Consequently, the Fund takes the position that to the extent its investments in asset-backed securities could be construed to result in a concentration of an industry or group of industries due to their underlying holdings, it would not be due to any knowing or intentional exercise of a freedom of action reserved by the Fund to so concentrate. The current wording of its SAI is intended to capture this concept.

The Registrant is mindful, however, that while it may be “impossible to lay down any general rule for determining whether a particular statement of intention is as specific and definite as it is practicable to make it,” it is still incumbent on the Registrant “insofar as is practicable” to make “statements of policy or intention which are specific, precise and informative.” To that end, the Registrant’s SAI includes specific disclosure that it is designed to inform investors about its Fund’s concentration policy as it relates to investments in asset-backed securities. As such, the Registrant respectfully declines to amend its disclosure at this time.

*               *               *

[6]	This fact is similar to the issue dealt with in the First Australia no-action letter where exposure to a particular industry was not an intentional investment result, but occurred merely an aftereffect of that fund’s investment program.

Please call me at (303) 336-7903 with any questions or comments.

Respectfully,

/s/ Cara B. Owen
Cara B. Owen
Secretary
Enclosures (via EDGAR only)

cc:

Eric Purple, Esq.